東方有色集團有限公司*
ONFEM HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

04045171

SUPPL

15th September, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BY AIRMAIL

SEC FILE NO. 82-3735

Dear Sirs,

Re: ONFEM Holdings Limited (the "Company")
- Information furnished pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934 (the "Act")

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of an announcement of the Company dated 14th September, 2004.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
ONFEM HOLDINGS LIMITED

PROCESSED
SEP 29 2004
THOMSON
FINANCIAL

Eva Siu
Enclosures

香港九龍尖沙咀漆咸道南79號中國五礦大廈18樓 電話：2613 6363 傳真：2581 9823
18/F., CHINA MINMETALS TOWER, 79 CHATHAM ROAD SOUTH, TSIMSHATSUI, KOWLOON, HONG KONG TEL : 2613 6363 FAX : 2581 9823

* *For identification purpose only*

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 230)

CONNECTED TRANSACTIONS
RESULTS OF THE SPECIAL GENERAL MEETING

The board of directors ("**Board**") of ONFEM Holdings Limited ("**Company**") is pleased to announce that the ordinary resolution set out in the notice convening the SGM was duly passed by the Independent Shareholders by way of poll at the SGM held on 14th September, 2004.

Reference is made to the announcement of the Company dated 29th July, 2004 ("**Announcement**") and the circular of the Company dated 19th August, 2004 ("**Circular**") in relation to the connected transactions regarding the provision of construction project management services for a property development project. Capitalised terms used herein shall have the same meanings as defined in the Announcement and the Circular unless otherwise stated.

RESULTS OF THE SGM

The Board is pleased to announce that the ordinary resolution set out in the notice convening the SGM was duly passed by the Independent Shareholders by way of poll at the SGM held on 14th September, 2004. Results of the poll conducted at the SGM were as follows:

	For		Against	
Resolution	**Number of Shares**	**%**	**Number of Shares**	**%**
To approve the Agreement and to authorise the directors of the Company to take all actions for the purpose of or in connection with the Agreement.	2,688,206	100	0	0

As at the date of the SGM, the total number of Shares in issue was 772,181,783 Shares. As disclosed in the Circular, Minmetals HK and its associates (who collectively were interested in 416,585,852 Shares as at the date of the SGM) should abstain from voting on the ordinary resolution. The total number of Shares held by the Independent Shareholders who were entitled to attend and vote for or against the ordinary resolution at the SGM was 355,595,931 Shares.

The Hong Kong branch share registrar of the Company, Computershare Hong Kong Investor Services Limited of 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, acted as the scrutineer for the purpose of vote-taking at the SGM.

LIST OF DIRECTORS

As at the date hereof, the Board comprises eight directors, of which five are executive directors, namely Mr. Lin Xizhong, Mr. Wang Xingdong, Mr. Yan Xichuan, Mr. Qian Wenchao and Ms. He Xiaoli; and three are independent non-executive directors, namely Mr. Lam Chun, Daniel, Mr. Selwyn Mar and Ms. Tam Wai Chu, Maria.

By order of the board of
ONFEM Holdings Limited
Wang Xingdong
Managing Director

Hong Kong, 14th September, 2004

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 230)

CONNECTED TRANSACTIONS
RESULTS OF THE SPECIAL GENERAL MEETING

The board of directors ("**Board**") of ONFEM Holdings Limited ("**Company**") is pleased to announce that the ordinary resolution set out in the notice convening the SGM was duly passed by the Independent Shareholders by way of poll at the SGM held on 14th September, 2004.

Reference is made to the announcement of the Company dated 29th July, 2004 ("**Announcement**") and the circular of the Company dated 19th August, 2004 ("**Circular**") in relation to the connected transactions regarding the provision of construction project management services for a property development project. Capitalised terms used herein shall have the same meanings as defined in the Announcement and the Circular unless otherwise stated.

RESULTS OF THE SGM

The Board is pleased to announce that the ordinary resolution set out in the notice convening the SGM was duly passed by the Independent Shareholders by way of poll at the SGM held on 14th September, 2004. Results of the poll conducted at the SGM were as follows:

	For		Against	
Resolution	**Number of Shares**	**%**	**Number of Shares**	**%**
To approve the Agreement and to authorise the directors of the Company to take all actions for the purpose of or in connection with the Agreement.	2,688,206	100	0	0

As at the date of the SGM, the total number of Shares in issue was 772,181,783 Shares. As disclosed in the Circular, Minmetals HK and its associates (who collectively were interested in 416,585,852 Shares as at the date of the SGM) should abstain from voting on the ordinary resolution. The total number of Shares held by the Independent Shareholders who were entitled to attend and vote for or against the ordinary resolution at the SGM was 355,595,931 Shares.

The Hong Kong branch share registrar of the Company, Computershare Hong Kong Investor Services Limited of 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, acted as the scrutineer for the purpose of vote-taking at the SGM.

LIST OF DIRECTORS

As at the date hereof, the Board comprises eight directors, of which five are executive directors, namely Mr. Lin Xizhong, Mr. Wang Xingdong, Mr. Yan Xichuan, Mr. Qian Wenchao and Ms. He Xiaoli; and three are independent non-executive directors, namely Mr. Lam Chun, Daniel, Mr. Selwyn Mar and Ms. Tam Wai Chu, Maria.

By order of the board of
ONFEM Holdings Limited
Wang Xingdong
Managing Director

Hong Kong, 14th September, 2004

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*
(於百慕達註冊成立之有限公司)
(股份代號：230)

關連交易
股東特別大會結果

東方有色集團有限公司(「**本公司**」)董事會(「**董事會**」)欣然宣佈，載於召開股東特別大會會議通告內之普通決議案已於二零零四年九月十四日舉行之股東特別大會上獲得獨立股東以數票方式表決通過。

謹此提述本公司日期為二零零四年七月二十九日之公佈(「**該公佈**」)及本公司日期為二零零四年八月十九日有關為一項物業發展項目提供建築項目管理服務之關連交易之通函(「**該通函**」)。除文義另有所指外，本公佈所採用之詞彙與該公佈及該通函所界定者具相同涵義。

股東特別大會結果

董事會欣然宣佈，載於召開股東特別大會會議通告內之普通決議案已於二零零四年九月十四日舉行之股東特別大會上獲得獨立股東以數票方式表決通過。於股東特別大會上以數票方式進行之表決結果如下：

	贊成		反對	
決議案	**股份數目**	**%**	**股份數目**	**%**
批准該協議及授權本公司董事採取就或有關該協議之所有行動。	2,688,206	100	0	0

於股東特別大會之日期，已發行股份總數為772,181,783股股份。誠如該通函所披露，香港五礦及其聯繫人士(於股東特別大會之日期，彼等合共擁有416,585,852股股份權益)須就普通決議案放棄投票。由有權出席股東特別大會及於會上投票贊成或反對普通決議案之獨立股東所持有之股份總數為355,595,931股股份。

本公司於香港之股份過戶登記分處香港中央證券登記有限公司(地址為香港皇后大道東183號合和中心46樓)擔任股東特別大會之監票員，負責點票工作。

董事名單

於本公佈之日期，董事會由八名董事組成，其中五名為執行董事，即林錫忠先生、王幸東先生、閻西川先生、錢文超先生及何小麗女士；三名為獨立非執行董事，即林濬先生、馬紹援先生及譚惠珠女士。

承董事會命
東方有色集團有限公司
董事總經理
王幸東

香港：二零零四年九月十四日

* *僅供識別*

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：230)

關連交易
股東特別大會結果

東方有色集團有限公司(「**本公司**」)董事會(「**董事會**」)欣然宣佈，載於召開股東特別大會會議通告內之普通決議案已於二零零四年九月十四日舉行之股東特別大會上獲得獨立股東以數票方式表決通過。

謹此提述本公司日期為二零零四年七月二十九日之公佈(「**該公佈**」)及本公司日期為二零零四年八月十九日有關為一項物業發展項目提供建築項目管理服務之關連交易之通函(「**該通函**」)。除文義另有所指外，本公佈所採用之詞彙與該公佈及該通函所界定者具相同涵義。

股東特別大會結果

董事會欣然宣佈，載於召開股東特別大會會議通告內之普通決議案已於二零零四年九月十四日舉行之股東特別大會上獲得獨立股東以數票方式表決通過。於股東特別大會上以數票方式進行之表決結果如下：

	贊成		反對	
決議案	**股份數目**	**%**	**股份數目**	**%**
批准該協議及授權本公司董事採取就或有關該協議之所有行動。	2,688,206	100	0	0

於股東特別大會之日期，已發行股份總數為772,181,783股股份。誠如該通函所披露，香港五礦及其聯繫人士(於股東特別大會之日期，彼等合共擁有416,585,852股股份權益)須就普通決議案放棄投票。由有權出席股東特別大會及於會上投票贊成或反對普通決議案之獨立股東所持有之股份總數為355,595,931股股份。

本公司於香港之股份過戶登記分處香港中央證券登記有限公司(地址為香港皇后大道東183號合和中心46樓)擔任股東特別大會之監票員，負責點票工作。

董事名單

於本公佈之日期，董事會由八名董事組成，其中五名為執行董事，即林錫忠先生、王幸東先生、閻西川先生、錢文超先生及何小麗女士；三名為獨立非執行董事，即林濬先生、馬紹援先生及譚惠珠女士。

承董事會命
東方有色集團有限公司
董事總經理
王幸東

香港，二零零四年九月十四日

* *僅供識別*